Mail Stop 3720

September 20, 2007

Mr. James A. Konrath
Chairman of the Board and CEO
Accredited Home Lenders Holding Co.
15253 Avenue of Science
San Diego, California 92128

> **Re:** **Accredited Home Lenders Holding Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed August 2, 2007**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-32275**

Dear Mr. Konrath:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your delinquent Form 10-Q for the quarterly period ended June 30, 2007.

Form 10-K
Property Appraisals, page 14

2.   Refer to the last full paragraph of page 14. With a view toward additional disclosure, describe for us the circumstance under which you do not use appraisals that conform to the Uniform Standards of Professional Appraisal Practice and impact this practice has had on your foreclosure and recapture experience.

3.   Describe your experience regarding mortgages where an Insured Automated Value Model (AVM) is used. Disclose the extent that the AVM insurance covers losses on troubled loans and identify the significant counterparties. Describe any overall limitations on the amounts recoverable under AVM arrangements and the conditions, if any, under which such coverage might reasonably be expected to be exhausted.

Mortgage loans held for sale
Mortgage loans held for investment

4.   We note on pages 18 and 19 your tabular disclosures of your mortgage loan production by product type, by payment feature, by borrower's credit score, by lien position, and by type of collateral. Please provide similar tabular disclosures for your mortgage loans held for sale and your mortgage loans held for investment.

5.   We note on page 74 that you paid $39.2 million in cash settlements to eliminate the requirement to repurchase mortgage loans in the future from investors. With a view towards disclosure, explain to us how you accounted for this payment and explain to us your basis for this accounting.

Market Risk, pages 95 - 97

6.   Provide separate quantitative market risk information by category of market risk sensitive instruments, instruments entered into for trading purposes and instruments entered into for purposes other than trading, pursuant to Item 305(a)(1) of Regulation S-K.

7.   Regarding your interest rate simulation sensitivity analysis, clarify where you
        have reported the impact of changes in interest rates on your mortgage loans held
        for investment. Separately disclose in your analysis the impact from changes in
        interest rates on your assets, liabilities, and derivative contracts.

8.   We note in your interest rate sensitivity analysis that you model the change in
        value of your derivative financial instruments using outside valuation models
        generally recognized within the industry. Changes in the value of mortgage loans
        are determined based upon the change in net present value arising from selected
        hypothetical changes in market interest rates. Describe in detail the models,
        assumptions, and parameters which are necessary for a clear understanding of
        your sensitivity analysis. Also, explain to readers why you have limited the
        magnitude of the hypothetical changes in interest rates to +-100 bp or revise your
        analysis. If you believe it is not reasonably possible that interest rates will change
        by a magnitude greater than 100bp within a year of the balance sheet date, you
        should explain why given the current interest rate volatility.

9.   Provide comprehensive disclosure that clearly explains all of the limitations of
        your market risk disclosures, pursuant to 305(a)(2) of Regulation S-K. It appears
        that your interest rate sensitivity analysis does not reflect the decreases in fair
        value that may result from mortgage defaults and prepayments triggered by
        changes in interest rates. Please revise your analysis or clarify your disclosure
        and advise us. Refer also to Instruction 3.F. to paragraph 305(a) of Regulation S-
        K.

10.   Provide market risk information for the preceding fiscal year pursuant to
        305(a)(3) of Regulation S-K. If there has been any changes in the preparation or
        presentation of your market risk information you should fully comply with
        305(a)(4) of Regulation S-K.

16. Commitments and Contingencies, page F-38

11.   We note on page F-11 that certain whole mortgage loan sale contracts include
        provisions requiring Accredited to repurchase a mortgage if a borrower fails to
        make one or more of the first mortgage loan payments due on the mortgage loan.
        In addition, an investor may request that Accredited refund a portion of the
        premium paid on the sale of mortgage loans if a mortgage loan is prepaid in full
        within a certain amount of time from the date of sale. Disclose, in quantified
        detail, the total amount that Accredited could have been required to refund under
        the terms of your sales agreements as of the balance sheet date and the amount
        accrued in your balance sheet for possible refunds or losses.

Legal Matters

12.   With respect to each disclosed loss contingency, revise your materiality assessment to specifically disclose your conclusions concerning the possible impact on your future results of operations and financial position.

13.   We note in your discussions of your legal matters your statement that the "ultimate outcome of this matter and the amount of liability, if any, which may result is not presently determinable." Note that your ability to determine the amount of loss with precision is a higher threshold for disclosure than what is required in paragraph 10 of SFAS No. 5. With respect to each disclosed loss contingency, provide quantified disclosure of your estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you are unable to estimate a possible loss or range of possible loss for certain contingencies, you should explain to us why.

Financial Statement Schedules

14.   Pursuant to 5-04 of Regulation S-X, provide Schedule II as prescribed in 12-09 of Regulation S-X. You should include information concerning your activities in all of your valuation allowances, including those recorded in connection with your real estate, income taxes, mortgage loans held for sale, mortgage loans sold, and mortgage loans held for investment, if not otherwise fully and clearly disclosed in the footnotes to your financial statements. If you have concluded disclosure of the activities in certain of your valuation allowances in Schedule II is not necessary because you have provided the information elsewhere, you should identify for us the valuation allowance and tell us where the information has been clearly and fully disclosed.

Form 10-Q for the quarterly period ended March 31, 2007

15.   Regarding the August 17, 2007 financing transaction, please expand your disclosures on page 31, and elsewhere, to clearly disclose the financial statement impact if Accredited (a) fails to reacquire any of the loans by mid-November and (b) requires all of the loans at a premium by mid-November, and advise us.

16.   Quantify on page 31, in MD&A and elsewhere where applicable, the financial statement impact of the restructuring implemented in September 2007 and advise us.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director